

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 27, 2007

Mr. Scott Hensell
Chief Financial Officer
Titan Global Holdings, Inc.
1700 Jay Ell Drive
Suite 200
Richardson, TX 75081

> **Re:** **Titan Global Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended August 31, 2006**
> **Filed December 15, 2006**
>
> **Forms 10-QSB for Fiscal Quarters Ended November 30, 2006 and February 28, 2007**
> **File No. 0-32847**

Dear Mr. Hensell:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director